SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

CASCADE BANCORP
(Name of Issuer)

Common Stock, no par value
(Title and Class of Securities)

147154108
(CUSIP Number)

WL Ross & Co. LLC
1166 Avenue of the Americas
New York, New York 10036
Attention: Ben Gruder
Telephone Number: (212) 826-1100
Facsimile Number: (212) 278-9645

With a copy to:
David Ingles
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036
Telephone: (212) 735-3000
Facsimile Number: (212) 735-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  □.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 147154108	Page 2 of 12 Pages

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 147154108	Page 3 of 12 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
WL Ross & Co. LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ✗ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
0
8. SHARED VOTING POWER
0
9. SOLE DISPOSITIVE POWER
0
10. SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 147154108	Page 4 of 12 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
WLR CB AcquisitionCo LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ✗ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
0
8. SHARED VOTING POWER
0
9. SOLE DISPOSITIVE POWER
0
10. SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 147154108	Page 5 of 12 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
El Vedado LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ✗ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
0
8. SHARED VOTING POWER
0
9. SOLE DISPOSITIVE POWER
0
10. SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 147154108	Page 6 of 12 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
WL Ross Group, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ✗ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
0
8. SHARED VOTING POWER
0
9. SOLE DISPOSITIVE POWER
0
10. SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 147154108	Page 7 of 12 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
WLR Recovery Associates IV LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ✗ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
0
8. SHARED VOTING POWER
0
9. SOLE DISPOSITIVE POWER
0
10. SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 147154108	Page 8 of 12 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
WLR Recovery Fund IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ✗ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
0
8. SHARED VOTING POWER
0
9. SOLE DISPOSITIVE POWER
0
10. SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 147154108	Page 9 of 12 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Wilbur L. Ross, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ✗ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
0
8. SHARED VOTING POWER
0
9. SOLE DISPOSITIVE POWER
0
10. SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 147154108	Page 10 of 12 Pages

Item 1. Security and Issuer.

This Amendment No. 2 (this “Amendment”) amends the Schedule 13D (the “Schedule 13D”) filed on February 7, 2011 by the Reporting Persons, as amended by Amendment No. 1 to the Schedule 13D filed on December 22, 2016, relating to the common stock, no par value (the “Common Stock”), of Cascade Bancorp (the “Company”).  The Company’s principal executive offices are located at 1100 N.W. Wall Street, Bend, Oregon 97703.  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

This Amendment is the Reporting Persons’ final amendment to the Schedule 13D and constitutes an exit filing.
Item 4. Purpose of Transaction.

The disclosure provided in Item 4 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

On May 30, 2017, pursuant to the Merger Agreement, the parties to the Merger Agreement consummated the Merger.  In accordance with the Merger Agreement, the Company was merged with and into FIBK, with FIBK continuing as the surviving corporation, and each outstanding share of the Company’s Common Stock was converted into the right to receive 0.14864 shares of FIBK’s Class A common stock and $1.91 in cash.

In connection with the consummation of the Merger, James B. Lockhart III no longer serves on the Company Board or the Bank Board, a representative of WLR will no longer be nominated to the Company Board or the Bank Board and a representative of WLR will not be nominated to serve on the FIBK board of directors.
Item 5. Interest in Securities of the Issuer.

The disclosure provided in Item 5 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

Upon consummation of the Merger on May 30, 2017, as described in Item 4 above, the Reporting Persons ceased to hold sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition of, or shared power to dispose or direct the disposition of any shares of Common Stock.

Upon consummation of the Merger on May 30, 2017, the Reporting Persons ceased to be the beneficial owner of more than 5% of the total amount of outstanding Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 14, 2017

WL ROSS & CO. LLC

By:	/s/ Ben Gruder
Name: Ben Gruder
Title: Authorized Person

WLR CB ACQUISITIONCO LLC

By:	WLR Recovery Fund IV, L.P., its Sole Manager
By:	WLR Recovery Associates IV LLC, its General Partner
By:	WL Ross & Co. LLC, its Managing Member

By:	/s/ Ben Gruder
Name: Ben Gruder
Title: Authorized Person

WLR RECOVERY FUND IV, L.P.

By:	WLR Recovery Associates IV LLC, its General Partner
By:	WL Ross & Co. LLC, its Managing Member

By:	/s/ Ben Gruder
Name: Ben Gruder
Title: Authorized Person

WLR RECOVERY ASSOCIATES IV LLC

By:	WL Ross & Co. LLC its Managing Member

By:	/s/ Ben Gruder
Name: Ben Gruder
Title: Authorized Person

WL ROSS GROUP, L.P.

By:	El Vedado, LLC, its General Partner

By:	/s/ Stephen Toy
Name: Stephen Toy
Title: Manager

EL VEDADO, LLC

By:	/s/ Stephen Toy
Name: Stephen Toy
Title: Manager

By:
Name: Wilbur L. Ross, Jr.